PEPPER ROCK RESOURCES CORP.
                One Lincoln Centre, 18 West 140 Butterfield Road
                     15th Floor, Oakbrook Terrace, IL 60181


October 22, 2010

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporate and Finance
100 F Street, N.E.
Washington DC  20549-4628

Re: Pepper Rock Resources Corp. (the "Company")
    Request to Withdraw Registration Statement on Form S-1 (RW)
    SEC File Number 333-165943

Ladies and Gentlemen:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, (the "Securities Act"), the Company hereby requests immediate withdrawal of its Registration Statement on Form S-1 (File No. 333-165943), which was filed with the Securities and Exchange Commission (the "Commission") on April 8, 2010, along with any amendments and exhibits (the "Registration Statement").

The Company believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) under the Securities Act. The Company is withdrawing the
Registration Statement as current management is reevaluating its current corporate and capital structure. The Company confirms that no securities have been, or will be, distributed, issued or sold pursuant to the Registration Statement or the prospectus contained therein.

We respectfully request that the Commission consent to this application on the grounds that the withdrawal of the Registration Statement is consistent with public interest and the protection of investors, as contemplated by paragraph
(a) of Rule 477.

If you have any questions or comments relating to this matter, please contact William L. Macdonald at 604.689.1022, counsel for the Company.

Yours truly,

PEPPER ROCK RESOURCES CORP.


Per: /s/ Philip Kueber
    --------------------------------
    Philip Kueber
    President